UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
Santander Holdings USA, Inc.
Full Name of Registrant
Not Applicable
Former Name if Applicable
75 State Street
Address of Principal Executive Office (Street and Number)
Boston, Massachusetts, 02109
City, State and Zip Code

PART II - RULES 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Santander Holdings USA, Inc. (the “Company”) is delaying the filing of its Quarterly Report on Form 10-Q for the period ended September 30, 2016 (the “Form 10-Q”). The Company’s financial statements have not yet been completed because the Company is in the process of restating the Company's audited financial statements for the fiscal years ended December 31, 2015, 2014, and 2013, and the previously issued unaudited financial statements for the quarters ended March 31, 2016, 2015, and 2014, June 30, 2015 and 2014, and September 30, 2015 and 2014.

These restatements result primarily from the correction of errors in the accounting for retail installment contracts and the related allowance at the Company's subsidiary, Santander Consumer USA Holdings Inc., more fully described in the Form 8-K the Company filed on September 23, 2016. The errors will be corrected in restated financial statements included in amendments to previously filed Forms 10-Q and 10-K. In connection with these restatements, the Company will adjust the financial statements for all known errors, some of which were previously corrected in prior filings as immaterial out-of-period adjustments.

The Company expects to report in the amended and future filings the existence of additional, previously unreported material weaknesses in internal controls over financial reporting. Management continues to assess the nature and extent of these additional material weaknesses and their impact on the Company’s reports on the effectiveness of internal controls over financial reporting and its disclosure controls and procedures.

The Company expects to file amended periodic reports for the year ended December 31, 2015 and for the quarters ended March 31, June 30, and September 30, 2015 and March 31, 2016, as well as its Form 10-Q for the quarter ended June 30, 2016 and September 30, 2016 as soon as possible.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Madhukar Dayal	(617)	346-7200
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).     ☐ Yes    ☒  No Quarterly Report on Form 10-Q for the period ended June 30, 2016

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐  Yes    ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Santander Holdings USA, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 14, 2016	By: /s/ Madhukar Dayal Name: Madhukar Dayal Chief Financial Officer and Title: Senior Executive Vice President